Exhibit 2

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Peru Copper Inc.

Suite 920 – 475 West Georgia Street

Vancouver, BC V6B 4M9

Item 2	Date of Material Change

April 26, 2005

Item 3	News Release

A news release with respect to the material change referred to in this report was filed by the Corporation through Canada Newswire on April 26, 2005 and filed on SEDAR.

Item 4	Summary of Material Change

Peru Copper Inc. announced that an updated independent resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”).

Item 5	Full Description of Material Change

Peru Copper Inc. announced that an updated independent resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”).

The IMC study reports that based on a 0.60% copper equivalent cut-off, there are 818 million tonnes of measured and indicated mineral resource at a copper grade of 0.64% and a copper equivalent grade of 0.90%. The molybdenum grade is 0.022% and there are 8.3 grams of silver per tonne.

Measured and indicated material, based on a copper cut-off ranging from 0.26% to 0.59% copper, totals 763 million tonnes at 0.33% copper and 0.44% copper equivalent, all of which will be stockpiled for leaching or other processing.

In total, the report estimates total measured and indicated mineral resources of 1.58 billion tonnes at an average grade of 0.49% copper and a copper equivalent grade of 0.68%.

The IMC report also includes 257 million tonnes of inferred mineral resource at a copper grade of 0.45%, containing over 2.5 billion pounds of copper.

The stripping ratio for the entire deposit is estimated by IMC to be .35 to 1.

The updated IMC mineral resource estimate represents a 179% increase in total tonnage when compared to the inferred mineral resource of 655 million tonnes at 0.61% copper reported by IMC in its previously filed technical report on Toromocho as of August 25, 2004, which was prepared at the time of the Company’s October 2004 Initial Public Offering. The new updated IMC mineral resource estimate includes 1.58 billion tonnes of measured and indicated mineral resource and 257 million tonnes of inferred mineral resource.

Since the beginning of the project, over 50,000 meters have been drilled, metallurgical testing has been continuous, and several technical studies have begun. Further, the deposit is still open to additional exploration in areas surrounding the main pit area where most of our efforts have been focused to-date. In 2005, the Company expects to drill 50,000 meters as part of its Phase II drilling program, continue metallurgical testing, and begin a feasibility study for the project.

Measured Mineral Resource Estimate

						Metal Contained
Copper Equivalent Cut-off %	Tonnes Millions	Grade % Cu		Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs. Ag
			% Mo			Cu	Mo
0.60%	107	0.73%	0.024%	6.7	1.00%	1,722	57	23
0.26-0.59%	32	0.34%	0.011%	5.0	0.48%	240	8	5
Total	139	0.64%	0.021%	6.3	0.88%	1,962	65	28

Indicated Mineral Resource Estimate
						Metal Contained
Copper Equivalent Cut-off %	Tonnes Millions	Grade % Cu		Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs. Ag
			% Mo			Cu	Mo
0.60%	711	0.63%	0.022%	8.5	0.89%	9,875	345	194
0.26-0.59%	731	0.33%	0.008%	5.1	0.44%	5,318	129	120
Total	1,442	0.48%	0.015%	6.8	0.66%	15,193	474	314

Measured & Indicated Mineral Resource Estimate
						Metal Contained
Copper Equivalent Cut-off %	Tonnes Millions	Grade % Cu		Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs. Ag
			% Mo			Cu	Mo
0.60%	818	0.64%	0.022%	8.3	0.90%	11,597	402	217
0.26-0.59%	763	0.33%	0.008%	5.1	0.44%	5,558	137	125
Total	1,581	0.49%	0.015%	6.8	0.68%	17,155	539	342

Inferred Mineral Resource Estimate
						Metal Contained
Copper Equivalent Cut-off %	Tonnes Millions	Grade % Cu		Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs. Ag
			% Mo			Cu	Mo
0.26%	257	0.45%	0.009%	7.4	0.58%	2,549	51	61

The updated IMC mineral resource estimate for Toromocho is based on 48,230 meters of drilling completed by Peru Copper, combined with the existing 41,260 meters of drilling previously completed by Cerro de Pasco and Centromin. IMC has confirmed that the data from both drill programs are consistent and can be commingled for determination of mineral resources.

IMC utilized a floating cone algorithm to establish the mineral resource with “reasonable prospect for eventual economic extraction”. To be conservative, the floating cone pit was based on metal prices of $0.90/lb copper, $6.00/lb molybdenum, and $5.50/oz silver with economic benefit applied to measured and indicated category mineralization only. Once that pit geometry was established, copper equivalent calculations within that pit were based on the 3 year backward average metal prices of $1.00/lb copper, $10.00/lb molybdenum, and $5.58/oz silver along with supportable process recoveries and refining costs.

The total measured and indicated mineral resource was established at a 0.26% equivalent copper cut-off (as shown in the tables above). Contained within that mineral resource is a central core of the deposit totaling 818 million tonnes based on a higher 0.60% copper equivalent cut-off. IMC has completed very preliminary production schedules with the goal of maximizing project return on investment, whereby the time sequence of plant feed and the time sequence of cut-off grades are established. IMC is of the opinion that a 0.60% equivalent copper cut-off reflects a sound approach to determination of mill process feed material (as shown in the tables above).

The remaining resource with cutoff grades from 0.26% and 0.59% equivalent copper will be stockpiled for future processing.

The Company also announced that its metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process. Parallel testing of various hydrometallurgical processes are ongoing at both Metcon Research Inc. in Tucson and Hazen Research Inc. in Denver.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43 101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this material change report. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Thomas Findley, Chief Financial Officer, who is knowledgeable about the material change and this report, at 011-511-225-4667.

Item 9	Date of Report

DATED as of this 6th day of May, 2005.

PERU COPPER INC.

By:	(signed) Thomas Findley
Chief Executive Officer